                         UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. )*

                          PMC International, Inc.
                           (Name of Issuer)

                    Common Stock, $0.01 par value
                     (Title of Class of Securities)


                              693437303
                            (CUSIP Number)

                             Joel Frank
                      Och-Ziff Management, L.L.C.
                         153 E. 53rd Street, 43rd Floor
                          New York, N.Y. 10022
                              212-292-5956
            (Name, Address, and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                           September 24, 1997
         (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Och-Ziff Capital Management, L.P.


2.    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
      *(SEE INSTRUCTIONS)                                 (a) [ ]
                                                          (b) [ ]

3.    SEC USE ONLY


4.    SOURCE OF FUNDS*
      *(SEE INSTRUCTIONS)

      WC

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

7.    SOLE VOTING POWER

      1,866,666 Shares

8.    SHARED VOTING POWER

      0

9.    SOLE DISPOSITIVE POWER

      1,866,666 Shares


10.   SHARED DISPOSITIVE POWER

      0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,866,666 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.6%

14.   TYPE OF REPORTING PERSON*
      *(SEE INSTRUCTIONS)
      PN


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Item 1.     Security and Issuer

      The class of securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Shares"), of PMC International, Inc., a Colorado corporation (the "Company"). The Company has its principal executive offices at Anaconda Tower, 14th Floor, 555 Seventeenth Street, Denver, Colorado 80202.


Item 2.     Identity and Background

     a. Och-Ziff Capital Management, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The principal business of the Partnership is to make direct investments in marketable and private securities and indirect investments as a limited partner in partnerships that invest in securities. The address of each of the principal business and the principal office of the Partnership is Citicorp Center, 153 East 53rd Street, 43rd Floor, New York, New York 10022.

      The following additional persons are identified herein pursuant to Instruction C of Schedule 13D:

     b. Och-Ziff Associates, L.L.C. (the "General Partner") is a limited liability company organized under the laws of the State of Delaware and is the sole general partner of the Partnership. As such, the General Partner may be deemed to control the Partnership. The principal business of the General Partner is to serve as general partner of the Partnership. The address of the principal business of the General Partner is the same as that of the Partnership.

      c. Daniel S. Och is the majority owner and sole controlling person of the General Partner. The principal business of Mr. Och is to serve as managing member of the General Partner. Mr. Och is a United States citizen. The address of the principal business of Mr. Och is the same as that of the Partnership.

     The Partnership, the General Partner and Mr. Och are collectively referred to herein as the "reporting persons."

     None of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. None of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the past five years.


Item 3.     Source and Amount of Funds or Other Consideration

      The Partnership acquired the Shares in a privately negotiated purchase from the Company, closing on September 24, 1997, with working capital of the Partnership in the amount of $2,799,999. Working capital of the Partnership in the normal course of business is comprised of equity contributions of the partners and earnings from operations of the Partnership.


Item 4.     Purpose of Transaction

      The Shares have been acquired by the reporting persons solely for investment purposes. The reporting persons may, subject to market conditions and their assessment of business prospects of the Company, acquire additional Shares from time to time, through the Partnership or otherwise, and through open market and/or privately negotiated transactions, as the reporting persons determine in their discretion. The reporting persons may, however, determine at any time to cease effecting such purchases and/or to dispose of all or a portion of the Shares owned by them, including dispositions economically effected by short sales or options transactions. The reporting persons will continue to evaluate the business and prospects of the Company, and their present and future interest in, and intentions with respect to, the Company, and in connection therewith expect from time to time to consult with management and other shareholders of the Company.

      Other than as discussed above, or as otherwise described in Item 6 of this Statement on Schedule 13D, the reporting persons currently have no plans to effect any of the transactions required to be described in Item 4 of
Schedule 13D.


Item 5.     Interest in Securities of the Issuer

      (a) -(b) The Partnership may be considered the beneficial owner of the 1,866,666 Shares covered by this Statement, representing approximately 9.6% of the Company's 19,431,610 Shares outstanding as of the close of
business on September 24, 1997.   Because it has unrestricted voting and
investment authority over the Shares as record owner, the Partnership is considered to have sole voting and investment authority over the 1,866,666 Shares covered by this Statement.

     Because of its status as general partner of the Partnership, the General Partner may be considered the beneficial owner of the 1,866,666 Shares covered by this Statement, representing approximately 9.6% of the Company's 19,431,610 Shares outstanding as of the close of business on September 24, 1997. In such capacity the General Partner is considered to have shared voting and dispositive power over the 1,866,666 Shares covered by this Statement.

     Because of his status as majority owner and controlling person of the General Partner, and because of the General Partner's status as general partner of the Partnership, Mr. Och may be considered the beneficial owner of the 1,866,666 Shares covered by this Statement, representing approximately 9.6% of the Company's 19,431,610 Shares outstanding as of the close of business on September 24, 1997. In such capacity Mr. Och is considered to have shared voting and dispositive power over the 1,866,666 Shares covered by this Statement.

      Each of the above calculations is based on outstanding Shares information obtained from officials of the Company as of the date given, and gives effect to Shares subject to options, warrants, rights or convertible securities owned by the reporting persons.

      (c) On September 24, 1997, the Partnership purchased 1,866,666 Shares at a purchase price of $1.50 per Share (including commissions), in a private offering from the Company to the Partnership and certain other subscribers (the "Private Placement"). There were no other transactions in the Shares by the reporting persons in the past sixty days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      In a Registration Rights Agreement, dated as of September 22, 1997, between the Company and the purchasers in the Private Placement, the Company has agreed to file within 60 days of closing a shelf registration statement covering the Shares and other shares of Common Stock which the Company may elect to register on behalf of others. The Company agrees to use its best efforts to keep the registration statement effective for the period ending on the earlier to occur of (i) the date when the shares covered by such registration statement have been disposed of, and (ii) the later of (x) two years from closing or (y) the date when such shares may be sold or distributed in reliance on Rule 144.

      Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the reporting persons, or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.     Material to be Filed as Exhibits

      1. Registration Rights Agreement, dated as of September 22, 1997, among the Company, the Partnership and the other subscribers identified therein.



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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 1997.


OCH-ZIFF CAPITAL MANAGEMENT, L.P.

By: OCH-ZIFF ASSOCIATES, L.L.C.
    General Partner

    By:  /s/ Daniel S. Och
    Title:  Managing Member

                                 Exhibit Index


Exhibit 1. Registration Rights Agreement, dated September 22, 1997, among the Company, the Partnership and the other subscribers identified therein.

Exhibit 1.


                 REGISTRATION RIGHTS AGREEMENT


      REGISTRATION RIGHTS AGREEMENT, dated as of September 22, 1997, among PMC International, Inc., a Colorado corporation (the "Company"), and each of the subscribers referred to below (individually, a "Subscriber" and collectively, the "Subscribers"). The Subscribers are listed on Schedule A to this Agreement.

      WHEREAS, the Company is a party to the separate Subscription Agreements (the "Subscription Agreements") with each of the Subscribers pursuant to which the Company has agreed, among other things, to issue shares of its common stock, par value $.01 per share (the "Common Stock"), to each of the Subscribers; and

      WHEREAS, as a condition to the closing of the issuance of the Common Stock under the Subscription Agreements, the Company has agreed to provide registration rights with respect to the Common Stock as set forth in this Agreement.

      NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties hereto agree as follows:

      1. Definitions. As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

      Additional Common Stock: Any and all shares of Common Stock issued to the Subscribers pursuant to Section 7.1 of the Subscription Agreement.

      Closing Date: The date of the closing of the issuance of the Common Stock pursuant to the Subscription Agreements.

      Commission: The Securities and Exchange Commission or any other Federal agency at the time administering the Securities Act.

      Common Stock:  As defined in the recitals hereto.

      Company:  As defined in the introductory paragraph of this Agreement.

      Exchange Act: The Securities Exchange Act of 1934, as amended, or any similar Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Exchange Act shall include a reference to the comparable section, if any, of any such similar Federal statute.

      Initiating Holders: Any holder or holders of Registrable Securities holding at least 25% of the Registrable Securities, in the aggregate, and initiating a request pursuant to Section 2.1(d) to effect the underwritten offering of Registrable Securities.

      Inspector:  As defined in Section 2.3(j).

      NASD:  National Association of Securities Dealers, Inc.

      Person: A corporation, an association, a partnership, an organization, business, an individual, a governmental or political subdivision thereof or a governmental agency.

      Registrable Securities: Any and all shares of Common Stock issued to Subscribers pursuant to the Subscription Agreements and any shares of Additional Common Stock and any securities issued or issuable with respect to any Common Stock or Additional Common Stock referred to above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) they shall have been distributed to the public pursuant to Rule 144, (c) they shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent disposition of them shall not require registration or qualification of them under the Securities Act or any similar state law then in force, or (d) they shall have ceased to be outstanding.

      Registration Expenses: All expenses incident to the Company's performance of or compliance with Section 2, including, without limitation, all registration filing and NASD fees, all stock exchange listing fees, all fees and expenses of complying with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualification of any of the Registrable Securities), all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits or "cold comfort" letters required by or incident to performance and compliance, the reasonable fees and disbursements of a single counsel retained by the holder or holders of a majority (by number of shares) of the Registrable Securities being registered; the fees and expenses of a "qualified independent underwriter" if required by Rule 2720 adopted pursuant to Article VII of the ByLaws of the NASD in connection with the offering of any of the Registrable Securities; premiums and other costs of policies of insurance against liabilities arising out of the public offering of the Registrable Securities being registered and any fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding underwriting discounts and commissions and transfer taxes, if any, in respect of the Registrable Securities, which shall be payable by each holder thereof.

      Registration Statement:  As defined in Section 2.1.

      Regulation M. Regulation M promulgated under the Exchange Act as shall be in effect at the time and any successor provision under the Exchange Act.

      Rule 144: Rule 144 promulgated under the Securities Act as shall be in effect at the time and any successor provision under the Securities Act.

      Securities Act: The Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to a particular section of the Securities Act shall include a reference to the comparable section, if any, of any such similar Federal statute.

      Subscriber:  As defined in the introductory paragraph.

      Subscription Agreement:  As defined in the recitals hereto.

      2.    Registration under Securities Act, etc.

      2.1   Filing and Maintenance of Shelf Registration.

      (a) Filing. The Company shall file within 60 calendar days following the Closing Date a "shelf registration" statement (the "Registration Statement") covering the Registrable Securities and all shares of Common Stock which the Company may elect to register on behalf of other Persons and shall use its best efforts to have such Registration Statement declared effective by the Commission. The Company agrees to use its best efforts to keep the Registration Statement continuously effective for the period commencing on the date of effectiveness and ending on the earlier to occur of (i) the date when each of the Registrable Securities ceases to be Registrable Securities and
(ii) the later of (x) two years after the Closing or (y) date when each of the Registrable Securities not otherwise transferred or sold pursuant to the Registration Statement may be sold or distributed by the holder thereof in reliance upon Rule 144(e) (giving effect to all conditions thereof, including, without limitation, the volume limitations contained in Rule 144(e)).

      (b) Registration Statement Form. The Registration Statement under this Section 2.1 shall be on such appropriate registration form of the Commission as shall be selected by the Company and as shall permit the disposition of such Registrable Securities in accordance with the intended method or methods of disposition (including an underwritten offering).

      (c) Expenses. The Company shall pay all Registration Expenses in connection with the registration contemplated by this Section 2.1. Each holder of Registrable Securities shall pay all underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of such holder's Registrable Securities pursuant to the Registration Statement.

      (d) Underwritten Offering. One or more Initiating Holders may, at any two times for all Initiating Holders while the Registration Statement is effective, request that the Company amend or supplement the Registration Statement to effect an underwritten offering. The Company shall provide prompt notice of such request to the holders of all Registrable Securities, and shall as promptly as practicable amend or supplement the Registration Statement to the extent required to permit the disposition in accordance with such request. The Company's obligation to maintain the effectiveness of the Registration Statement in accordance with Section 2.1(a) shall not be affected by compliance with this paragraph.

      2.2 Registration Procedures. In connection with the Company's obligations to effect the registration of any Registrable Securities under the Securities Act as provided in this Section 2, the Company shall, as expeditiously as possible:

      (a) prepare and file with the Commission, within any applicable time periods specified in this Section 2, the requisite registration statement to effect such registration and thereafter use its best efforts to cause such registration statement to become and remain effective in accordance with
Section 2 hereof; provided, however, that before filing such registration statement or any amendments thereto, the Company shall furnish to the counsel selected by the holders of Registrable Securities which are to be included in such registration copies of all such documents proposed to be filed, which documents shall be subject to the review of such counsel;

      (b) prepare and file with the Commission such amendments and supplements to such registration statements and prospectuses used in connection therewith as may be necessary to keep such registration statements effective for the applicable periods specified in this Section 2 and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statements during such applicable periods;

      (c)       furnish, without charge, to each
holder of Registrable Securities covered by such registration statement and each underwriter, if any, of the securities being sold by such holder such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such holder and underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such holder; the Company consents to the use of the prospectus or any amendment or supplement thereto by any such holder and underwriter in connection with the offering and sale of Registrable Securities covered by such prospectus and any amendment or supplement thereto;

      (d) use its best efforts to register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities laws or blue sky laws of such jurisdictions as any holder thereof and any underwriter of the securities being sold by such holder shall reasonably request, to keep such registrations or qualifications in effect for so long as such registration statement remains in effect, and take any other action which may be reasonably necessary or advisable to enable such holder and underwriter, if any, to consummate the disposition in such jurisdictions of the securities owned by such seller, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subdivision (d) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

      (e) use its best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the holder or holders thereof to consummate the disposition of such Registrable Securities;

      (f) furnish to each holder of Registrable Securities covered by such registration statement a signed counterpart, addressed to such holder and the underwriters, if any, of:

            (i) an opinion of counsel for the Company, dated the effective date of such registration statement (or, if such registration includes an underwritten public offering, an opinion dated the date of the closing under the underwriting agreement), reasonably satisfactory in form and substance to such holder, and

            (ii) a "comfort" letter (or, in the case of any such Person which does not satisfy the conditions for receipt of a "comfort" letter specified in Statement on Auditing Standards No. 72, an "agreed upon procedures" letter), dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, a letter of like kind dated the date of the closing under the underwriting agreement), signed by the independent public accountants who have certified the Company's financial statements included in such registration statement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriters in underwritten public offerings of securities (with, in the case of an "agreed upon procedures" letter, such modifications or deletions as may be required under Statement on Auditing Standards No. 35) and, in the case of the accountants' letter, such other financial matters, and, in the case of the legal opinion, such other legal matters, as such holder (or the underwriters, if any) may reasonably request;

      (g) notify the holders of Registrable Securities covered by such Registration Statement and the managing underwriter or underwriters, if any, promptly and confirm such advice in writing promptly thereafter:

      (i) when the registration statement, the prospectus or any prospectus supplement related thereto or post-effective amendment to the registration statement has been filed, and, with respect to the registration statement or any post-effective amendment thereto, when the same has become effective;

      (ii) of any request by the Commission for amendments or supplements to the registration statement or the prospectus or for additional information;

      (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings by any Person for that purpose;

      (i) if at any time the representations and warranties of the Company made as contemplated by Section 2.4(a) below cease to be true and correct;

      (ii) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or blue sky laws of any jurisdiction or the initiation or threat of any proceeding for such purpose; and

      (h) notify each holder of Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon the Company's discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading, and at the request of any such holder promptly prepare and furnish to such holder and each underwriter, if any, a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in the light of the circumstances under which they were made not misleading; provided, however, that the Company may delay effecting or causing to be effected a supplement or post-effective amendment to the registration statement or the related prospectus, for a period not to exceed 90 days in any 365-day period; provided, further, that (i) the Company shall notify the holders of Registrable Securities in writing both of its intention to effect such delay and of the date on which such supplement or post-effective amendment has been filed with the Commission or declared effective, as the case may be, and (ii) the period during which the registration statement shall be maintained effective pursuant to this Agreement shall be extended as described below;

      (i) use its best efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible moment;

      (j) subject to entering into confidentiality arrangements in form and substance reasonably satisfactory to the Company, make available for inspection by a representative or representatives of the holders of Registrable Securities covered by such registration statement, any underwriter participating in any disposition pursuant to the registration statement and any attorney or accountant retained by such holders or underwriter (each, an "Inspector"), all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such Inspector in connection with such registration in order to permit a reasonable investigation within the meaning of Section 11 of the Securities Act;

      (k) use its best efforts to list all Registrable Securities covered by such registration statement on any securities exchange on which any of the securities of the same class as the Registrable Securities are then listed;

      (l) provide a transfer agent and registrar for all Registrable Securities covered by such registration statement not later than the effective date of such registration statement;

      (m) cooperate with the holders of Registrable Securities covered by such registration statement and the underwriter, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the holders or the underwriter, if any, may reasonably request at least three business days prior to any sale of Registrable Securities;

      (n) otherwise use all best efforts to comply with all applicable rules and regulations of the Commission, and make available to its securityholders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder.

      As a condition to the registration by the Company of a holder's Registrable Securities, the Company may require such holder to furnish the Company such information regarding such holder and the distribution of such securities as the Company may from time to time reasonably request in writing.

      The Company shall not file any registration statement or amendment thereto or any prospectus or any supplement thereto (including such documents incorporated by reference and proposed to be filed after the initial filing of the registration statement) to which the holders of at least a majority of the Registrable Securities covered by such registration statement or the underwriter or underwriters, if any, shall reasonably object, provided that the Company may file such document in a form required by law or upon the advice of its counsel.

      Each holder of Registrable Securities agrees that, upon receipt of any notice from the Company of the occurrence of any event of the kind described in subdivision (h) of this Section 2.2, such holder shall forthwith discontinue such holder's disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by subdivision (h) of this Section 2.2 and, if so directed by the Company, shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the period of time for which the Company shall be required to keep the applicable registration statement effective shall be extended by the length of the period from and including the date when each holder of any Registrable Securities covered by such registration statement shall have received such notice to the date on which each such holder has received the copies of the supplemented or amended prospectus contemplated by paragraph (h) of this
Section 2.2. Each holder of Registrable Securities agrees that it will comply at all times with the requirements of Regulation M.

      2.3   Underwritten Offerings.

      (a) Requested Underwritten Offerings. If the holders of the Registrable Securities elect to effect an underwritten offering pursuant to
Section 2.1(d), the managing underwriter or underwriters for such underwritten offering shall be selected by the Company and shall be reasonably acceptable to the holders of at least a majority (by number of shares) of the Registrable Securities participating in any such underwritten offering. If requested by the underwriters for any such underwritten offering, the Company shall enter into an underwriting agreement with such underwriters for such offering, such agreement to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of this type, including, without limitation, indemnities. The holders of the Registrable Securities shall cooperate with the Company in the negotiation of the underwriting agreement. The holders of Registrable Securities to be distributed by such underwriters shall be parties to any such underwriting agreement and such holders may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such holders and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such holders. Any such holder of Registrable Securities shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations and warranties or agreements regarding such holder, such holder's Registrable Securities and such holder's intended method of distribution and any other representation required by law or by the underwriters for such underwritten offering.

      (b) Priority in Requested Underwritten Offering. If the holders of the Registrable Securities elect to effect an underwritten offering pursuant to Section 2.1(d) and, in connection therewith, the managing underwriter advises each holder of Registrable Securities requesting to participate in such underwritten offering and the Company in writing that, in its opinion, the number of securities requested to be included in such underwritten offering (including securities of the Company which are not Registrable Securities) exceeds the number which can be sold in such offering within a price range acceptable to the holders of a majority of the Registrable Securities so requested to be included in such offering, the Company shall include in such offering, to the extent of the number which the Company is so advised can be sold in such offering, (i) first, Registrable Securities requested to be included in such offering by the holder or holders of Registrable Securities thereof, pro rata among such holders requesting inclusion in such offering on the basis of the number of such securities requested to be included by such holders, subject to any rights of (A) Bedford Capital Financial Corporation ("Bedford") to participate in such underwritten offering pursuant to the Amended and Restated Registration Rights Agreement, dated as of December 24, 1996, between the Company and Bedford, and (B) the parties to that certain Registration Rights Agreement, dated as of December 23, 1996, among the Company, Keefe, Bruyette & Woods, Inc., certain holders of the Company's warrants issued in November, 1996 and certain persons who acquired Common Stock in December, 1996, and (ii) second, if and only if all Registrable Securities requested to be included in such underwritten offering by the holders thereof are so included, other securities of the Company requested to be included in such offering by the holders thereof, pro rata among such holders requesting inclusion in such offering on the basis of the number of such securities requested to be included by such holders.

      (c) Holdback Agreement. Except to the extent required by any agreement in existence as of the date of this Agreement, the Company agrees not to effect any public sale or distribution of or otherwise dispose of its equity securities or securities convertible into or exchangeable or exercisable for any of such securities during the seven days prior to the date any underwritten registration pursuant to Section 2.1(d) has become effective and during the period ending on the earlier of (A) 90 days after any underwritten registration pursuant to Section 2.1(d) has become effective, (B) the day on which the underwriting syndicate of such offering shall have been disbanded, and (C) such date as the Company, the managing underwriter and the holders of the Registrable Securities shall otherwise agree, except as part of such underwritten registration and except in connection with a stock option plan, stock purchase plan, managing directors' plan, savings or similar plan, or an acquisition of a business, merger or exchange of stock for stock.

      (d) Participation in Underwritten Offerings. No holder of Registrable Securities may participate in any underwritten offering hereunder unless such holder (i) agrees to sell such holder's securities on the basis provided in any underwriting arrangements approved, subject to the terms and conditions hereof, by the holders of a majority (by number of shares) of Registrable Securities to be included in such underwritten offering and (ii) completes and executes all questionnaires, indemnities, underwriting agreements and other documents (other than powers of attorney) required under the terms of such underwriting arrangements. Notwithstanding the foregoing, no underwriting agreement (or other agreement in connection with such offering) shall require any holder of Registrable Securities to make any representations or warranties to or agreements with the Company or the underwriters other than representations and warranties or agreements regarding such holder, such holder's Registrable Securities and such holder's intended method of distribution and any other representation required by law or by the underwriters for such underwritten offering.

      2.4   Indemnification.

      (a) Indemnification by the Company. The Company shall, and hereby does agree to, indemnify and hold harmless each holder of any Registrable Securities covered by any registration statement filed pursuant to Section 2, such holder's directors and officers, each other Person, if any, who controls such holder within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such holder or any such director or officer or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company shall reimburse such holder and each such director, officer and controlling person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such holder specifically stating that it is for use in the preparation thereof; and; provided further, however, that the Company shall not be liable in any such case to any Person who sells Registrable Securities pursuant to a registration statement filed pursuant to Section 2 or to any other Person, if any, who controls such selling Person, in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such selling Person's failure to send or give a copy of the final prospectus, as the same may be then supplemented or amended, to the Person asserting the existence of an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such final prospectus. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such holder or any such director, officer, underwriter or controlling person and shall survive the transfer of such securities by such holder.

      (b) Indemnification by the Holders. The Company may require, as a condition to including any Registrable Securities in any registration statement filed pursuant to this Section 2, that the Company shall have received an undertaking satisfactory to it from the prospective seller of such Registrable Securities, to indemnify and hold harmless (in the same manner and to the same extent as set forth in subdivision (a) of this Section 2.4) the Company, each director of the Company, each officer of the Company and each other person, if any, who controls the Company within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such seller specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Any such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of such securities by such seller. Indemnification by Holders under this Section 2.4 shall not exceed the aggregate gross proceeds received by the Company in the Offering (as defined in the Subsciption Agreement).

      (c)   Notices of Claims, etc.   Promptly after receipt by an indemnified
party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding subdivisions of this Section 2.4, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of this Section 2.4, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that the indemnifying party may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement of any such action which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation. No indemnified party shall consent to entry of any judgment or enter into any settlement of any such action the defense of which has been assumed by an indemnifying party without the consent of such indemnifying party.

      (d)   Indemnification Payments.  The indemnification required by this
Section 2.4 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

      (e) Contribution. If the indemnification provided for in the preceding subdivisions of this Section 2.4 is unavailable to an indemnified party in respect of any expense, loss, claim, damage or liability referred to therein, then each indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such expense, loss, claim, damage or liability (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the holder on the other from the distribution of the Registrable Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the holder on the other in connection with the statements or omissions which resulted in such expense, loss, damage or liability, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the holder on the other in connection with the distribution of the Registrable Securities shall be deemed to be in the same proportion as the total net proceeds received by the Company from the initial sale and issuance of the Registrable Securities by the Company bear to the gain, if any, realized by the selling holder. The relative fault of the Company on the one hand and of the holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission to state a material fact relates to information supplied by the Company or by the holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that the foregoing contribution agreement shall not inure to the benefit of any indemnified party if indemnification would be unavailable to such indemnified party by reason of the provisions contained in the first sentence of subdivision (a) of this Section 2.4, and in no event shall the obligation of any indemnifying party to contribute under this subdivision (e) exceed the amount that such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under subdivisions (a) or
(b) of this Section 2.4 had been available under the circumstances.

      The Company and the holders of Registrable Securities agree that it would not be just and equitable if contribution pursuant to this subdivision
(e) were determined by pro rata allocation (even if the holders were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth in subdivision (c) of this Section 2.5, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.

      No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

      3. Rule 144. The Company shall timely file the reports required to be filed by it under the Securities Act and the Exchange Act (including but not limited to the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c) of Rule 144) and the rules and regulations adopted by the Commission thereunder and shall take such further action as any holder of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 or (b) any similar rule or regulation hereafter adopted by the Commission. Upon the request of any holder of Registrable Securities, the Company shall deliver to such holder a written statement as to whether it has complied with the requirements of this
Section 3.

      4. Amendments and Waivers. This Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the holders of a majority (by number of shares) of the Registrable Securities. Each holder of any Registrable Securities at the time or thereafter outstanding shall be bound by any consent authorized by this Section 4, whether or not such Registrable Securities shall have been marked to indicate such consent.

      5. Nominees for Beneficial Owners. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election, be treated as the holder of such Registrable Securities for purposes of any request or other action by any holder or holders of Registrable Securities pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any holder or holders of Registrable Securities contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

      6. Notices. Except as otherwise provided in this Agreement, all notices, requests and other communications to any Person provided for hereunder shall be in writing and shall be given to such Person (a) in the case of a party hereto other than the Company, addressed to such party in the manner set forth in the applicable Subscription Agreement or at such other address as such party shall have furnished to the Company in writing, (b) in the case of any other holder of Registrable Securities, at the address that such holder shall have furnished to the Company in writing, or, until any such other holder so furnishes to the Company an address, then to and at the address of the last holder of such Registrable Securities who has furnished an address to the Company, or (c) in the case of the Company, at 555 17th Street, 14th Floor, Denver, Colorado 80202 to the attention of Kenneth S. Phillips, President, or at such other address, or to the attention of such other officer, as the Company shall have furnished to each holder of Registrable Securities at the time outstanding. Each such notice, request or other communication shall be effective (i) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (ii) if given by any other means (including, without limitation, by air courier), when delivered at the address specified above, provided that any such notice, request or communication to any holder of Registrable Securities shall not be effective until received.

      7. Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. In addition, and whether or not any express assignment shall have been made, the provisions of this Agreement which are for the benefit of the parties hereto other than the Company shall also be for the benefit of and enforceable by any subsequent holder of any Registrable Securities, subject to the provisions respecting the minimum numbers or percentages of shares of Registrable Securities required in order to be entitled to certain rights, or take certain actions, contained herein.

      8. Descriptive Headings. The descriptive headings of the several sections and paragraphs of this Agreement are inserted for reference only and shall not limit or otherwise affect the meaning hereof.

      9. Governing Law. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF COLORADO WITHOUT REFERENCE TO THE PRINCIPLES OF CONFLICTS OF LAWS.

      10. Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

      11. Entire Agreement. This Agreement, together with the Subscription Agreement (including all schedules and Exhibits thereto) embodies the entire agreement and understanding between the Company and each other party hereto relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

      12. Severability. If any provision of this Agreement, or the application of such provisions to any Person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.


          PMC INTERNATIONAL, INC.


          By: __________________________________
          Name:  Kenneth S. Phillips, President and CEO


          SUBSCRIBER


          ______________________________________
          Name of Entity (Print or Type)


          By:___________________________________
          Name:


          _____________________________________
          Signature of Individual Subscriber


          ______________________________________
          Name of Individual Subscriber


Address of Subscriber:

______________________________

______________________________

______________________________